December 31, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Amanda McManus, Branch Chief--Legal

Re:     Sahara Media Holdings, Inc.
Registration Statement on Form S-1
Filed November 7, 2008 (File No. 333-155205)

Ladies and Gentlemen:

On behalf of Sahara Media Holdings, Inc. (“Sahara” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 4, 2008.

SEC Comment

General

1.                      We note that on page F-14, you have identified John Thomas Financial, Inc. as a broker-dealer.Please list John Thomas Financial as an underwriter in your offering. Please tell us whether anyof the other selling shareholders is a broker-dealer. If so, please also list them as underwriters.

Response:

The registration statement has been revised to list John Thomas Financial, Inc. as an underwriter, and to disclose that none of the selling shareholders, other than John Thomas Financial, Inc., is a broker-dealer, in accordance with the Staff’s comment.

2.                      Your interim financial statements should be updated, as necessary, to comply with Rule3-12 of Regulation S-X.

Response:

The registration statement has been revised to provide the Company’s interim financial statements for the three and nine months ended September 30, 2008, to comply with Rule 3-12 of Regulation S-X, in accordance with the Staff’s comment.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Registration Statement Cover Page

3.                      Please revise your fee table and footnotes to separately identify shares underlying warrants andthose that do not underline warrants. In addition, for each type of share, identify the specificsubsection of Rule 416 upon which you are relying and track the language of that subsection.

Response:

The fee table and footnotes have been revised to separately identify shares underlying warrants and those that do not underlie warrants. In addition, the reference to Rule 416 has been removed.

Prospectus Summary, page 5

4.                      In one of the opening paragraphs of your prospectus summary, please disclose that your auditorshave issued a going concern option.

Response:

The registration statement has been revised to disclose in one of the opening paragraphs of the prospectus summary that the Company’s auditors have issued a going concern opinion in accordance with the Staff’s comment.

5.                      Please also disclose that since your inception in January 2005 through June 30, 2008, you haveaccumulated net losses of $2,320,425 and that you will require an addition $5 million inadditional funds within 18 months in order to continue as a going concern. Specifically disclose your loses and assets as of the most recent fiscal year and stub period as well.

Response:

The registration statement has been revised to disclose the Company’s net losses since inception and the Company’s losses and assets as of the most recent fiscal year and stub period in accordance with the Staff’s comment. Upon further review, the Company has determined that it does not anticipate a need for additional funds within the next 18 months. Accordingly, no such disclosure has been added to the prospectus summary.

6.                      Please disclose that the Honeymag.com and Thehivespot.com are currently not operatingwebsites but that you plan to launch them within four months of the date of this prospectus.

Response:

The registration statement has been revised to disclose in the prospectus summary that Honeymag.com and Thehivespot.com are not currently operating websites, but that the Company plans to launch them by February 2009 (reflecting the Company’s updated plans) in accordance with the Staff’s comment.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

7.                      Please give an overview of the business of Mac Filmworks, Inc. prior to its acquisition of Sahara.

Response:

The registration statement has been revised to provide an overview of the business of Mac Filmworks, Inc. prior to the acquisition of Sahara.

8.                      Please briefly summarize how you plan to generate revenue related to your launch ofHoneymag.com and Thehivespot.com.

Response:

The registration statement has been revised to briefly summarize how the Company plans to generate revenue related to the launch of Honeymag.com and Thehivespot.com in accordance with the Staff’s comment.

Recent Developments, page 5

9.                      What is meant by “Form 10 information?” Please note that your disclosure is subject to PlainEnglish requirements and revise so that an average investor will understand.

Response:

The reference to “Form 10 information” has been revised in accordance with the Staff’s comment.

10.
Although the disclosure related to your recent acquisition is very important to your summary, the level of detail currently included in this section appears to be too extensive for a summary section. Consider removing detailed disclosure about each type of security issued and details about the earn out provisions related to the escrowed shares.

Response:

The registration statement has been revised to remove from the prospectus summary detailed disclosure about each type of security issued and details about the earn out provisions related to the escrowed shares in accordance with the Staff’s comment.

11.	Clarify whether all purchasers of Acquisition Shares were accredited investors. Identify the number of purchasers of Acquisition Shares

Response:

The registration statement has been revised to clarify that the all of purchasers of the Acquisition Shares were accredited investors and to disclose that there were 18 purchasers of the Acquisition Shares in accordance with the Staff’s comment.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Risk Factors, page 9

12.	Please include a risk factor related to the dilution of stock value that will occur if investors exercise their warrants.

Response:

The registration statement has been revised to include a risk factor related to the dilution of stock value that will occur if investors exercise their warrants in accordance with the Staff’s comment. Please see page 12.

We will need significant additional capital …, page 9

13.                  Briefly identify the material expenditure items for which you expect to require $5 millionover the next 18 months. Also, reconcile your disclosure here with disclosure on page 37that you expect your current funds to be sufficient for your operations through the next 12 to 18 months.

Response:

Upon further review, the Company has determined that it does not anticipate requiring additional financing in the foreseeable future. The risk factor regarding the need for $5 million has been revised accordingly.

A downturn in United States economic conditions …, page 14

14.                  Please revise this risk factor to discuss the current market’s potential effect on consumers’ability or willingness to spend money on entertainment and other discretionary items. Also,revise to discuss how the current economic crisis, including the inaccessibility of debt financing, may affect your ability to obtain the additional financing that you require in order to continue as a going concern.

Response:

The risk factor regarding the downturn in United States economic conditions has been revised to discuss the current market’s potential effect on consumers’ ability or willingness to spend money on entertainment and other discretionary items, and how the current and continued economic crisis may affect the Company’s ability to obtain additional financing, if and when needed by the Company, in accordance with the Staff’s comment and the Company’s updated projections.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Selling Security Holders, page 20

15.           Refer to footnote (4). Please include within each shareholder’s ownership the total number ofshares that the shareholder could acquire upon exercise of the warrants, since they could all beacquired within 60 days.

Response:

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes voting and investment powers. Under Rule 13d-3(d), a beneficial owner of a security includes a person who “has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days, including but not limited to any right to acquire: (a) Through the exercise of any option, warrant or right; (b) Through the conversion of a security, …”

Pursuant to Section 11 of the warrants issued to the investors issued to the investors in the Company’s private placement that closed in September and October 2008 (as filed with the SEC as an exhibit to the Company’s 8K filed on September 24, 2008), the warrants may not be exercised to the extent such exercise would result in the holder and its affiliates owning more than 4.99% of the Company’s outstanding common stock.

It is well established case law that such restrictions, if binding, are legally effective to limit beneficial ownership under Rule 13d-3.  See, e.g., Levy v. Southbrook International Investments, Ltd., 263 F.3d 10, 12 (2nd Cir. 2001) (“We conclude that where a binding conversion cap denies the investor the right to acquire more than 10% of the underlying equity securities of an issuer, at any one time, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities within the meaning of Rule 13d(3)(a) and 13d-3(1)(i).”). See also Global Intellicom, Inc. v. Thomson Kernaghan Co., 1999 WL 544708 at *16 (S.D.N.Y. July 27, 1999) (“JNC has undertaken not to convert in excess of the 4.99%. It may only do so on 75 days notice, greater than the 60 day requirement for ‘presently convertible’ in Rule 13d-3(1)(i). As such, it is not presently a beneficial owner in excess of 5% of Global common stock.”)

The court in Levy based its conclusion upon an amicus brief submitted by the Securities and Exchange Commission. Id. at 16. As the court explained, “According to the SEC, a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.” Id. at  15.

The SEC concluded in its amicus brief submitted to the court in Levy that, “Where a binding conversion cap denies an investor the right to acquire more than 10% of the underlying equity securities of an issuer, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities.” 2001 WL 34120374 at *14.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

The SEC did not take a position in Levy as to whether the conversion cap was binding and hence legally effective to limit the holder’s beneficial ownership under Rule 13d-3. See Id. at *24. The court in Levy concluded that the cap was binding and hence legally effective. See Levy at 12.

The SEC stated in its amicus brief that

such provisions must be examined on a case-by-case basis to determine whether they arebinding and valid. Factors that may indicate that a conversion cap is illusory includewhether the cap:

* is easily waivable by the parties (particularly the holder of the convertible securities);
* lacks an enforcement mechanism;
* has not been adhered to in practice; or
* can be avoided by transferring the securities to an affiliate of the holder.

Factors that indicate that a cap is binding include whether it:

* is provided in the certificate of designation or the issuer’s governing instruments;
* reflects limitations established by another regulatory scheme applicable to the issuer; or
* is the product of bona fide negotiations between the parties.

2001 WL 34120374 at *24-25 (emphasis in original). Applying these factors to the warrants issued by the Company shows that the cap is not illusory but rather is binding.

Under Section 11 of the warrants issued by the Company, the exercise cap is not waivable without the consent of the holder. The cap has been adhered to. The cap cannot be avoided by transferring the securities to an affiliate of the holder, as under Section 11 of the warrant, the cap applies to the aggregate of the shares beneficially owned by the holder and its affiliates.

Because the cap is included in warrants rather than in shares of preferred stock, there is no certificate of designation applicable to the cap, and the cap did not affect the Company’s governing instruments. The issuance by the Company of warrants rather than preferred stock reflects the form of the financing undertaken by the Company; it does not affect the binding effect of the cap. For example, the court in Global Intellicom found that a conversion cap contained in a convertible debenture (and hence not requiring a certificate of designation) was binding and hence legally effective to limit beneficial ownership. See Global Intellicom at *16.

Because the cap in the warrants issued by the Company is binding, the beneficial ownership of the holders is limited accordingly. Therefore, the number of shares that the holders can acquire upon exercise of the warrants, to the extent such exercise would increase the holder’s beneficial ownership above 4.99%, does not need to be included in the holder’s beneficial ownership.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Description of Securities to be Registered, page 27

16.           Please clarify that you currently have no outstanding preferred stock.

Response:

The registration statement has been revised to clarify that the Company has no outstanding preferred stock in accordance with the Staff’s comment.

Description of Business, page 27

17.           To the extent you discuss future business plans, please discuss the potential timeline for theimplementing your plans, add disclosure about the implantation costs, and the source of thefunds. If you anticipate needing additional funds beyond those currently at your disposal, please make that clear and disclose that there is no guarantee you will be able to raise those additional funds. Similarly revise your Management’s Discussion and Analysis section.

Response:

The Company’s future business plans have been revised in accordance with the Staff’s comment.

18.           In light of the fact that the former owner of “Honey” declared bankruptcy, please provide a briefdiscussion of how you intend to succeed with the brand.

Response:

The registration statement has been revised to explain how the Company intends to succeed with the “Honey” brand in light of the fact that the former owner of “Honey” declared bankruptcy.

19.           Revise to explain what the “class of paper goods and printed matter” is to which the “Honey”trademark relates.

Response:

The registration statement has been revised to explain that the “class of paper goods and printed matter” related to printed publications.

Background, page 27

20.           Please provide the development over the last three years of both Sahara Media, Inc. and MFI.Please include the form and year of organization and disclose the material terms of the mergeragreement. Please refer to Item 101 (h) of Regulation S-K.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The background section of the registration statement has been revised to provide the development over the last three years of both Sahara Media, Inc. and MFI, and to disclose the material terms of the merger agreement, in accordance with the Staff’s comment.

21.           Please clarify whether you intend to launch Honeymag.com and Thehivespot.com within fourmonths of the date of the prospectus.

Response:

The registration statement has been revised to clarify that the Company intends to launch Honeymag.com and Thehivespot.com by February 2009 (reflecting the Company’s updated plans) in accordance with the Staff’s comment.

22.           Please briefly describe what you mean by “offline events” and your “offline strategy.”

Response:

The registration statement has been revised to clarify what was meant by “offlline events.” The reference to “offline strategy” has been removed.

23.           You state that “[a]s demand for integrated, cross-media marketing increases,” you plan to extendthe Honey brand. Please disclose the factual basis for your belief that demand for integrated,cross-media marketing will increase. Alternatively, delete. If you delete this statement, please also do so on page 34 of your filing.

Response:

The references to “demand for integrated, cross-media marketing increases” have been deleted in accordance with the Staff’s comment.

The Marketing Opportunity, page 28

24.           You state that online advertising as a percentage of advertising budgets has been increasing overthe years. Please disclose the factual basis for this statement. Alternatively delete.

Response:

The registration statement has been revised to provide the factual basis for the statement that online advertising as a percentage of advertising budgets has been increasing over the years in accordance with the Staff’s comment.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Market Size and Analysis, page 28
African-American Demographic Overview, page 28

25.           Please delete the word “dramatic.” Please also provide the basis for your statement that there hasbeen an increase in the influence of African-American women. Please also delete the term“higher-than-average” in reference to African-American magazine readership or clarify. It is unclear whether you are referring to historical averages of African-American magazine readership or averages of magazine readership of all demographic and ethnic groups.

Response:

The registration statement has been revised to remove the word “dramatic”, the reference to “higher-than-average” African-American magazine readership, and the reference to the increase in the influence of African-American women.

African-American Women Are the Leading Driver of Increased Spending, page 29

26.           You frequently cite the Target Market News report “The Buying Power of Black America”, dated2003. Please provide a copy of this report.

Response:

References to the Target Market News report have been removed from the registration statement.

27.           You also cite the source “MRI Data, 2004.”  Please name the report to which you are citing andprovide a copy.

Response:

The references to the MRI Data report have been replaced by references to a more recent report which has been filed as an exhibit to the registration statement.

28.           We also note that these reports are both over four years old.  Please either reference more recentstatistics (for example, we understand that there is an updated version of the Target Market Newsreport) or include a risk factor related to the fact that your sources of marketing information are outdated and have likely changed, especially in light of the current economic climate.

Response:

The references to the Target Market News Report have been deleted from the registration statement. The references to the 2004 MFI report have been replaced by a more recent report.

29.           You state that in 2003, expenditures by black women increased by certain percentages.  Increasedfrom what?

Response:

The statement regarding increased expenditures by black women has been deleted from the registration statement.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Snapshot of the African-American Market, page 29

30.           You state that by 2012 the buying power of African-Americans is projected to grow to more than$1 trillion.  Please include the name and date of the report to which you are citing.

Response:

The registration statement has been revised to include the name and date of the report cited for the project increase in buying power of African-Americans in accordance with the Staff’s comment.

31.           Provide the basis for stating that African-Americans continue to increase their spending inproportion to their rising income.  Where do you have statistics about overall African-Americanincome and spending?

Response:

The statement that African-Americans continue to increase their spending in proportion to their rising income has been removed from the registration statement.

Competition, page 30

32.           Remove all references to named companies as your current size and state of development suggestyou will not compete with these large companies in the near future.  Also, expand your discussionto detail how you expect to compete in each of your markets.

Response:

The registration statement has been revised to remove all references to named companies and to detail how the Company expects to compete in each of its markets.

Business Model, page 31

33.           Please avoid using vague language such as “blue chip”, “high-quality”, “non-traditional,”“traditional,” “creative,” “major,” “key,” “important,” “well-known,” and “top.”

Response:

The registration statement has been revised to avoid use of vague language in accordance with the Staff’s comment.

34.           Explain how you expect to generate content for your magazine and discuss related expenses youexpect to incur.

Response:

The registration statement has been revised to explain how the Company expects to generate content for its magazine and discuss related expenses it expects to incur.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Sales Strategy, page 32

35.           Remove your assertion that your management team “has years of industry experience andcontacts and major brands and agencies” or provide specific details of the experience andcontacts.

Response:

The assertion that that Company’s management team “has years of industry experience and contacts and major brands and agencies” has been removed in accordance with the Staff’s comment.

Project Development, page 33

36.           If material, please file the contracts and describe the material terms.

Response:

The registration statement has been revised to describe the material terms of the contracts with Ripple6, Inc. and Dogmatic, Inc. and the contracts have been filed as exhibits to the registration statement in accordance with the Staff’s comment.

Thehivespot.com—Socialnetworking Functionality, page 33

37.           Please clarify what you mean by “front-end and back-end” users. Please also clarify what youmean by general information and updates.

Response:

The registration statement has been revised to explain the terms front-end and back-end” in accordance with the Staff’s comment. The phrase “general information and updates” has been removed.

Management’s Discussion and Analysis or plan of Operation, page 34
Six Months Ended June 30, 2008..page 35

38.           You state that your revenues for the six months ending on June 30, 2008 were $2,924 due to theincrease in on-line advertising revenue from several clients.  If you have not yet launchedhoneymag.com or thehivespot.com, please tell us how you earned revenue from online advertising.

Response:

The registration statement has been revised to explain that the Company earned revenue from online advertising from a prior version of the website honeymag.com prior to its launch as an online magazine.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Liquidity and Capital Resources, page 35

39.           Revise substantially to provide more information about your short and long term capital needsand sources.  Revise to remove disclosure that does not provide useful information about whereyou will obtain capital and the uses to which you expect to put the capital.

Response:

The registration statement has been revised to provide more information about the Company’s short and long term capital needs and resources, and to remove disclosure that does not provide useful information about where the Company will obtain capital and the uses to which the Company expects to put the capital in accordance with the Staff’s comment.

Directors, Executive Officers, Promoters and Control Person’s page 39

40.           Revise substantially to remove any information not strictly within the requirements of Item401(e) of Regulation S-K, including information older than 5 years, promotional language, oractivities not strictly related to a person’s occupation.

Response:

The registration statement has been revised to remove any information not strictly within the requirements of Item 401(e) of Regulation S-K in accordance with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 42

41.           Please disclose in footnote number 6 the individual at John Thomas Financial Inc. who hasinvestment and voting power over the shares owned by the company.

Response:

The registration statement has been revised to disclose the individual at John Thomas Financial, Inc. who has investment and voting power over the shares owned by the company in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, and Corporate Governance, page 43

42.           Please disclose the commission of $993,000 and expense allowance of $297,000 paid to JohnThomas Financial Inc. in connection with its services as placement agent for the private offeringin September and October 2008.

Response:

The registration statement has been revised to disclose the commission and expense allowance paid to John Thomas Financial under certain relationships and related transactions in accordance with the Staff’s comment.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

43.           Please also disclose the September 17, 2008 grant to John Thomas Financial of 3,000,000 sharesof common stock and warrants to purchase 1,000,000 shares of common stock and your issuanceof 500,000 common shares and 500,000 warrants to John Thomas Bridge & Opportunity Fund.

Response:

The registration statement has been revised to disclose under certain relationships and related transactions the grant to John Thomas Financial of 3,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock and the Company’s issuance of 500,000 common shares and 500,000 warrants to John Thomas Bridge & Opportunity Fund in accordance with the Staff’s comment.

Additional Information, page 44

44.           Please update the address of the Securities and Exchange Commission.  Please refer to Item101(h)(5) of Regulation S-K.

Response:

The registration statement has been revised to update the address of the Securities and Exchange Commission in accordance with the Staff’s comment.

Recent Sales of Unregistered Securities, page 63

45.           Revise to state for each individual transaction the exemption from registration relied upon and thespecific facts supporting the exemption.  For securities issued in exchange for services,specifically identify the services and discuss how they were valued.

Response:

The registration statement has been revised to state for each individual transaction the exemption from registration relied upon and the specific facts supporting the exemption. For securities issued in exchange for services, the registration statement has been revised to specifically identify the services and discuss how they were valued.

46.           You state that in September and October 2007, you issued 128,205 and 276,673 shares of common stock.  These numbers do not match those provided on page 43 of your filing.  Please clarify which numbers are correct.

Response:

The registration statement has been revised to disclose under Recent Sales of Unregistered Securities that in September 2007 and October 2007 the Company issued 128,206 and 276,674 shares of common stock, which matches the numbers on page 43 of the Company’s filing in accordance with the Staff’s comment.

47.           Please disclose your share issuances to SE, LLC, Philmore Anderson IV, and Philmore AndersonII on June 17 and June 10, 2008, respectively.

Response:

The registration statement has been revised to disclose the share issuances on June 17, 2008, and June 10, 2008 under recent sales of unregistered securities in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com